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File Reference:            4020\045a

Via EDGAR

September 28, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington , D.C.
U.S.A. , 20549-0405

Attention:        Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

E-MAIL CORRESPONDENCE BETWEEN THE COMPANY AND THE SEC

            We are counsel for the above-referenced Company and are writing on its behalf.  With respect to our telephone conversation on September 27, 2005, we have compiled the information set forth below relating to the SEC comments on Licenses and Permits for Sinovac Biotech Ltd.'s recently filed Form 20-F/A-2.

The following are the four regulatory environment milestones to be received for each vaccine from the China SFDA:

Association of Law Corporations

Securities and Exchange Commission
September 28, 2005

1.  Clinical trial approval
2.  New Drug Certificate
3.  Production License
4.  GMP Certificate

Hepatitis A Vaccine

At the date of the license purchase, the clinical trial had been completed and the SFDA had issued the New Drug Certificate for the vaccine, however, the manufacturing facility was still being constructed.  Therefore, the Production License and the GMP Certificate were not issued by the SFDA.

Sinovac Beijing received the Production License for the Hepatitis A vaccine in May 2002.

The Hepatitis A vaccine received its GMP Certificate in March 2002, however, at that time, the regulation process for a new drug was different from the process now.  According to the old process, the GMP Certificate was issued to the producer prior to the Production License being issued.

Hepatitis A & B Vaccine:

With the transfer of the license, Sinovac Beijing received all rights to the vaccine including the intellectual property, conducting the clinical trial, applying to the SFDA for the New Drug Certificate and for the licenses of production and commecialization of the vaccine.

A the date of the license purchase of this vaccine in April 2002, this vaccine had received clinical trial approval.

On January 7, 2005, this vaccine received the New Drug Certificate and the Production License.

On June 6, 2005, this vaccine received the GMP Certificate.

Although the production of the Hepatitis A & B vaccine relies on the Hepatitis A production line, the Hepatitis A & B vaccine has its own GMP Certificate.

Securities and Exchange Commission
September 28, 2005

Influenza virus HA Vaccine:

At the date of purchase in March 2003, this Influenza vaccine had already obtained the clinical trial approval.

On February 25, 2005, this vaccine received its New Drug Certificate.

On July 22, 2005, this vaccine received its Production License.

At this time, this vaccine has not yet received the GMP Certificate, which is expected in the near future.

Actual effect of Receiving the New Drug Certificate and Production License
In China , a new drug, which includes a vaccine, can only be launched into the market after it has received the New Drug Certificate, Production License and GMP Certificate.  Therefore, production and marketing cannot begin until the producer receives the GMP Certificate, which is the final approval under the new process.  There are no regulations on quantities allowed to be produced after the producer receives the GMP Certificate.

GMP Certification Process:

The applicant submits the prescribed documents to the Drug Administration Authority for the GMP Certificate within 30 days after obtaining the Production License.  These applications documents are reviewed by the Provincial Drug Administration within 20 business days.  Then the application is transferred to the SFDA for the format and technical investigation, which takes approximately 25 business days.  If additional documents are required, then the SFDA will inform the applicant in writing.  The applicant must then submit the supplemental materials within 2 months.  The 25 business day clock stops while the SFDA waits for the supplemental materials.  If the application documents meet the requirements, then the SFDA organizes the experts to conduct field inspection within 20 business days.  The report of the field inspection is reviewed within 20 business days and if it is approved, then the GMP Certificate is issued within 20 business days.

The key points during the application process are as follows:

1.  The applicant should consult and discuss with the SFDA concerning the requirements of the application documents prior to filing the application.
2.  Application documents should be prepared in advance and submitted once the Production License is issued, in order to shorten the whole registration process.
3.  Application documents should be completed and follow the correct format in order to shorten the time of reviewing by the SFDA and avoid the requirement for having to submit supplemental materials.

Securities and Exchange Commission
September 28, 2005

4.  The applicant should do preparation work for filed inspection so that the inspection runs smoothly.

Licenses Obtained:

The New Drug Certificate means that the holder has completed the R&D of the new drug/vaccine, and the SFDA considers it a valuable fruit.  Once the New Drug Certificate is obtained, the holder can apply for the Production License.  The Production License means the holder can begin to produce the vaccine, but these products can be sold only after obtaining the GMP certification.  The GMP certification means the production line of the vaccine is in accordance with the GMP standards. There are no regulations about the quantities the manufacturer is allowed to produce and sell.

The GMP Certificate means that the vaccine can actually be sold.

Note 7 to Financial Statements:

The following are the regulatory fees, which are the same for all vaccines:

Fees for Clinical trial approval:

  Reviewing fee: USD2,500(RMB 20,000)
  Inspection fee for virus seed: USD6,000(RMB 50,000)
  Inspection fee for cell bank: USD6,000(RMB 50,000)
  Inspection fee for vaccine used for clinical trial: USD12,000(RMB 100,000)

Fees for New-drug certificate and production licence:

  Reviewing fee: USD2,500(RMB 20,400)
  Inspection fee for vaccine: USD 6,000(RMB 50,000)

Fees for GMP application: USD3,700(RMB 30,500)

Securities and Exchange Commission
September 28, 2005

            We trust that the information included in this e-mail will satisfy the SEC's inquiries about the Licenses and Permits comments received by Sinovac Biotech Ltd. on the SEC's comment letter dated September 12, 2005.

                                                                                                       Yours very truly,

                                                                                                       DEVLIN JENSEN

                                                                                                       Per:
                                                                                                                   /s/ Mike Shannon

                                                                                                                   MICHAEL T. SHANNON